Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 17 DATED FEBRUARY 8, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 14 dated January 17, 2007, supplement no. 15 dated January 23, 2007 and supplement no. 16 dated January 24, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of a four-story office building containing 134,847 rentable square feet in San Francisco, California;

•	the acquisition and related financing of three office buildings comprising 248,832 rentable square feet in Cary, North Carolina; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of February 7, 2007, we had accepted aggregate gross offering proceeds of approximately $151.5 million.

Acquisition and Related Financing of the 625 Second Street Building

On January 31, 2007, we purchased, through an indirect wholly owned subsidiary, a four-story office building containing 134,847 rentable square feet (the “625 Second Street Building”) from Rosenberg SOMA Investments III, LLC, which is not affiliated with us or our advisor. The 625 Second Street Building is located on an approximate 0.8-acre parcel of land at 625 Second Street in San Francisco, California.

The purchase price of the 625 Second Street Building was $51,000,000 plus closing costs. The acquisition was funded with proceeds from the loan described below and proceeds from this offering.

In connection with the acquisition, we obtained a $33,700,000 fixed rate mortgage loan from a financial institution. The loan matures on February 1, 2014 and bears interest at a fixed rate of 5.85% per annum. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to defease the entire loan (but not prepay) upon the earlier to occur of: (a) three years after January 31, 2007 and (b) two years after the “start up day” of the REMIC trust established by the lender. The loan is secured by the 625 Second Street Building.

The 625 Second Street Building was completed in 1906 and fully renovated in 1999. The 625 Second Street Building is 100% leased by LookSmart, Ltd. LookSmart is an online media and technology company that focuses on vertical search and provides related content, advertising and technology solutions for consumers, advertisers and publishers.

The current aggregate annual base rent for the 625 Second Street Building is approximately $4.7 million. As of February 2007, the current weighted-average remaining lease term for LookSmart is approximately 2.8 years. The LookSmart lease expires in November 2009, and the average annual rental rate for the lease over the remaining lease term is approximately $35.00 per square foot (average monthly rental rate of $2.92 per square foot). LookSmart has the right, at its option, to extend its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the 625 Second Street Building. Our management believes that the 625 Second Street Building is adequately insured.

Acquisition and Related Financing of the Crescent Green Buildings

On January 31, 2007, we purchased, through an indirect wholly owned subsidiary, three office buildings comprising 248,832 rentable square feet (the “Crescent Green Buildings) from Crescent 1100, LLC, Crescent 1200, LLC and Crescent 1300, LLC, which are not affiliated with us or our advisor. The Crescent Green Buildings are located on an approximate 24-acre parcel of land at 1100 Crescent Green, 1200 Crescent Green and 1300 Crescent Green in Cary, North Carolina.

The purchase price of the Crescent Green Buildings was $48,140,000 plus closing costs. The acquisition was funded with proceeds from the two loans described below and proceeds from this offering.

In connection with the acquisition, we obtained a $32,400,000 fixed rate mortgage loan from a financial institution. The loan matures on February 1, 2012 and bears interest at a fixed rate of 5.18% per annum for the first two years and 5.68% thereafter. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to defease the entire loan (but not prepay) upon the earlier to occur of: (a) three years after January 31, 2007 and (b) two years after the “start up day” of the REMIC trust established by the lender. The loan is secured by the Crescent Green Buildings.

Also in connection with the acquisition of the Crescent Green Buildings, we obtained an $8,400,000 mezzanine loan from a financial institution secured by a 100% equity interest in the wholly owned subsidiary that holds title to the property. This loan matures on January 31, 2008 and bears interest at a variable rate. The interest rate for the first full eight months is 30-day LIBOR plus 150 basis points and 30-day LIBOR plus 250 basis points thereafter. Monthly installments related to the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The full, prompt and complete payment of the mezzanine loan when due is guaranteed by our Operating Partnership with respect to certain “bad boy” acts. The mezzanine loan may be prepaid in whole and in part without payment of any prepayment premium, except that interest through the next payment date must be paid.

The Crescent Green Buildings were completed in 1996, 1997 and 1998. The Crescent Green Buildings are currently 99% leased by fifteen tenants, including Affiliated Computer Services (approximately 63%). Affiliated Computer Services is a premier provider of diversified business process outsourcing and information technology outsourcing solutions to commercial and government clients worldwide. Affiliated Computer Services also provides a variety of systems integration and technology outsourcing services, including data center operations, network management, and technical support and training services.

The current aggregate annual base rent for the Crescent Green Buildings is approximately $4.0 million. As of January 2007, the current weighted-average remaining lease term for the current tenants of the Crescent Green Buildings is approximately 5 years. The Affiliated Computer Services leases expire in June 2013, and the average annual rental rate for the Affiliated Computer Services leases over the remaining lease term is $16.13 per square foot (average monthly rental rate of $1.34 per square foot). Beginning in June 2011, Affiliated Computer Services has the right, at its option, to terminate its lease in the 1200 Crescent Green Building (76,316 square feet) with 12 months notice.

We do not intend to make significant renovations or improvements to the Crescent Green Buildings. Our management believes that the Crescent Green Buildings are adequately insured.

Indebtedness

As of February 6, 2007, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $214.2 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 13 to the prospectus.

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